CESP Companhia Energética de São Paulo

Data 02 MAY -7 AM 10: 34 Ref. CESP

São Paulo, April 29, 2002 CT/FFM/751/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02028827

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We inform you that the Extraordinary General Shareholders´ Meeting of this Company held on April 2, 2002 approved the following:

a) Accounts of the Administrators and Financial Statements as of the fiscal year of 2001;

b) Destination of the Result of the fiscal year of 2001and the non distribution of dividends;

c) Maintenance of the Special Reserve – 1999, created according to paragraph 5 of article 202 of Law nr. 6,404/76;

d) Election of the members of the Board of Directors for a new term of office;

e) Election of effective and alternate members of the Fiscal Audit;

f) Setting of the remuneration of the members of the Executive Committee, Board of Directors and Fiscal Audit.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Very truly yours,

Vicente K. Okazaki
Chief Financial Officer and Investor Relations

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br